September 26, 2008

Peter J. Burlege
President and Chief Executive Officer
PMFG, Inc.
14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254

>   **Re: PMFG, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2008**
>   **Filed September 9, 2007**
>   **File No. 1-34156**

Dear Mr. Burlege:

We have limited our review of your filing to disclosure relating to your contacts with a country that has been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state on pages 21, 38, and 70 of your Form 10-K that Burgess-Manning, Inc., a subsidiary of Nitram Energy, Inc., which you acquired in April 2008, has made a voluntary disclosure to OFAC regarding the sales of industrial separators to Iran. Iran is identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include detailed disclosure regarding the referenced contacts with Iran. Please describe to us the nature and extent of your and/or Burgess-Manning, Inc.'s past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you and/or Burgess/Manning, Inc. have provided into Iran, and any agreements, commercial

arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.

2. In addition, please tell us, in reasonable detail and with a view to disclosure in future filings, the material facts underlying the voluntary disclosure to OFAC. You should tell us the nature and period of the alleged violations, and the current status of any OFAC proceedings. Also, briefly discuss any remedial or preventative measures you have undertaken or intend to implement in the context of the alleged violations. Finally, please represent that you will disclose in future filings, as appropriate, any material development in your interaction with OFAC, and any penalty or settlement involved in the resolution of the matter.

3. Please discuss the materiality of any contacts with Iran described in response to the foregoing comments, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

> **Comment [O1]:** while we could specifically mention asset management companies, I'd prefer not to. If we just refer generally to "other investors," our language doesn't have to change again if another category of institutional investor becomes active in this area.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
      Assistant Director
      Division of Corporation Finance